UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Publicly-held Company
CNPJ/MF no 33.000.167/0001-01
NIRE no 33300032061

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the
Company's shareholders to meet in an Extraordinary General Meeting, on November
07th, 2017, at 3:00 p.m., in the auditorium of the Headquarters Building, at
Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to decide on the following agenda:

I. Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras in
order to:

(1) Ratify the hiring of UHY Moreira Auditores (“UHY”) by PETROBRAS for the preparation of a Valuation Report, at book value, on Downstream, pursuant to paragraph 1 of article 227 of Law No. 6,404 of 12/15/1976;

(2) Approve the Valuation Report prepared by UHY for the valuation, at book value, of Downstream net worth;

(3) Approve, in all terms and conditions thereof, the Protocol and Justification of Incorporation, executed between Downstream and Petrobras on 09/28/2017;

(4) Approve the incorporation of Downstream by Petrobras, with the consequent extinction of the former, without any increase in Petrobras capital stock;

(5) Authorize PETROBRAS Executive Office to perform all such acts deemed necessary to carry out the incorporation and regularization of the situation faced by both the incorporated company and the incorporating company before the competent agencies, as necessary.

Any individual attending the Meetings shall provide evidence of their shareholder status, pursuant to article 126 of Law 6,404, dated December 15,
1976. Any individual wishing to be represented in the meeting shall comply with the provisions of paragraph 1 of article 126 of said Law and article 13 of
Petrobras' Bylaws, by showing the following documents:

i) Representative's identity document;
ii) Power of Attorney with special powers issued by the represented individual/entity with notarized signature (original or legalized copy);
iii) Copy of the Articles of Incorporation/by-laws of the represented entity or the regulation of the fund, if applicable;
iv) Copy of the instrument of investiture or equivalent document proving the powers of the grantor of such power of attorney, if applicable.

Shareholders represented by attorneys-in-fact are requested to file, at least three business days in advance, all the documents listed above at room 1002
(Shareholder Assistance Office) in the Headquarters Building. For those intending to submit the documentation on the day of the Meetings, the Company informs that documents submission shall start as from 11 am, at the venue of the meetings.

The exercise of the right to vote in the case of loan of shares shall be incumbent on the borrower of such loan, unless otherwise set forth in the agreement entered between the parties.

In addition, shareholders may also choose to vote on the matters included in this Notice by using the Distance Voting Ballot Form, as provided for under CVM
Instruction 481, of December 17, 2009.

The Company informs that the instructions for Distance Voting Ballot Form are included in the Meeting Manual.

All documentation pertinent to the agenda to be addressed at the Ordinary and
Extraordinary Shareholders' Meetings, pursuant to CVM Instruction 481, of
December 17, 2009, are available to shareholders in Room 1002 (Shareholder
Assistance Office) at the Company's Headquarters and at its electronic addresses
(http://www.petrobras.com.br/ri), and at the Brazilian Securities and Exchange
Commission – CVM’s electronic address (http://www.cvm.gov.br), .

Rio de Janeiro, October 05, 2017.

Luiz Nelson Guedes de Carvalho
Chairman of Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: October 6, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer